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                                                           OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                            Symphonix Devices, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  871951 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           J.P. Morgan Capital, L.P.
                                 60 Wall Street
                            New York, New York 10260
                                 (212) 648-4084
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                                  SCHEDULE 13D

CUSIP No. 871951                                          Page 2   of 10   Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                    J.P. Morgan Capital, L.P.
     S.S. or I.R.S. IDENTIFICATION NO.            #13-4133600
     OF ABOVE PERSONS


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         WC



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                  1,845,540

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                        0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                             1,845,540

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                   0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,845,540



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   9.375%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                PN



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 871951                                          Page 3   of 10   Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                  J.P. Morgan Capital Corporation
     S.S. or I.R.S. IDENTIFICATION NO.          #13-3610583
     OF ABOVE PERSONS


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         OO



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                1,845,540
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                           1,845,540
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,845,540



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)                    9.375%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                CO



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 871951                                          Page 4   of 10   Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                   J.P. Morgan & Co., Incorporated
     S.S. or I.R.S. IDENTIFICATION NO.           #13-2625764
     OF ABOVE PERSONS


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         OO



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                2,460,630
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                           2,460,630
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,460,630



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    12.5%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                            HC, CO



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 871951                                          Page 5   of 10   Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                    Sixty Wall Street Fund, L.P.
     S.S. or I.R.S. IDENTIFICATION NO.            #13-3926426
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         WC



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                    615,090

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                        0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                               615,090

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                   0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        615,090



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   3.125%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                PN



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 871951                                          Page 6   of 10   Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                    Sixty Wall Street Corporation
     S.S. or I.R.S. IDENTIFICATION NOS.           #13-3804111
     OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                         OO



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware



--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER                                  615,090
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                             615,090
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        615,090



--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   3.125%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                CO



--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 1 on Schedule 13D is being filed pursuant to Rule 13D-1(a)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, on behalf of J.P. Morgan & Co., Incorporated ("JPM"), J.P. Morgan Capital Corporation, a Delaware corporation, a wholly owned subsidiary of JPM and the general partner of JP Morgan Capital, L.P. ("JPMCC"), J.P. Morgan Capital, L.P., a Delaware limited partnership ("JPMCLP"), Sixty Wall Street Corporation, a Delaware corporation, a wholly owned subsidiary of JPM and the general partner of Sixty Wall Street Fund, L.P. ("Sixty Wall Corp.") and Sixty Wall Street Fund, L.P., a Delaware limited partnership ("Sixty Wall," and collectively with JPM, JPMCC, JPMCLP and Sixty Wall Corp., the "Reporting Persons") to report the previously reported acquisition by JPMCLP and Sixty Wall of beneficial ownership of in excess of five percent (5%) of the Common Stock of Symphonix Devices, Inc. (the "Reportable Transactions") as a result of the previously reported acquisition by JPMCLP of 2,460,630 shares of Common Stock of Symphonix Devices, Inc. and the subsequent transfer to Sixty Wall of 25% of those shares of Common Stock, totaling 615,090 shares.

Item 1.  Security and Issuer

This Amendment No. 1 (the "Amendment") to the Schedule 13D (the "Schedule 13D") previously filed with respect to the Common Stock, par value $0.001 per share (the "Common Stock") of Symphonix Devices, Inc., a Delaware corporation ("Symphonix"). The address of the principal executive offices of Symphonix is 2331 Zanker Road, San Jose, California 95131-1107.

Item 2 of the Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background

Information as to each executive officer and director of Sixty Wall Corp. and the general partner of Sixty Wall is set forth on Schedule A hereto and is incorporated herein by this reference.

(a)      Name of Person
(i)      Sixty Wall Street Corporation
(ii)     Sixty Wall Street Fund, L.P.

(b) Place of Organization, Principal Business and Address of Principal Business and Principal Office:

(i) Sixty Wall Corp. is a Delaware corporation and is the general partner of Sixty Wall. Sixty Wall Corp.'s principal business and office address is 60 Wall Street, New York, New York 10260.

(ii) Sixty Wall is a Delaware limited partnership and is owned principally by employees of JPM and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMCC and its subsidiaries. Sixty Wall's principal business address is 60 Wall Street, New York, New York 10260.

(c)  Legal Proceedings

None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any person named on Schedule A hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.
Source and Amount of Funds or Other Consideration

On December 6, 2000, Sixty Wall acquired 615,090 shares of Common Stock for an aggregate purchase price of $2,469,586.40. The source of funds used for Sixty Wall's acquisition was working capital, all of which was Sixty Wall's own funds.

Item 4 of the Schedule 13D is hereby amended as follows:

Item 4.
Purpose of Transaction

The shares of Common Stock purchased by Sixty Wall were acquired for investment purposes and not with the present intention of acquiring control of Symphonix's business.

As a result of the subsequent transfer to Sixty Wall, JPMCLP now owns 1,845,540 shares of Common Stock and Sixty Wall owns 615,090 shares of Common Stock.

As a result of JPMCLP's transfer of shares of Common Stock to Sixty Wall, Sixty Wall may also acquire additional shares of Common Stock pursuant to the Purchase Agreement.

The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock and from time to time cease to have beneficial ownership of Common Stock, depending on price, market conditions, availability of funds, evaluation of alternative investments and other factors. Such acquisitions or dispositions may result from investment decisions by each of JPMCLP and Sixty Wall.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.
Interest in Securities of the Issuer

(a) See Cover Pages, Items 11 and 13. JPMCLP may be deemed to beneficially own 1,845,540 shares of Common Stock constituting approximately 9.375% of the issued and outstanding Common Stock of Symphonix.

As Sixty Wall Corp. is the general partner of Sixty Wall, Sixty Wall Corp. may be deemed to be the beneficial owner of the Common Stock beneficially owned by Sixty Wall.

As JPMCC and Sixty Wall Corp. are each wholly owned subsidiaries of JPM, JPM may be deemed to be the beneficial owner of the Common Stock beneficially owned by each of JPMCC and Sixty Wall Corp.

(b) See Cover Pages, Items 7 through 10. JPMCLP is the direct beneficial owner of 1,845,540 shares of Common Stock. Sixty Wall is the direct beneficial owner of 615,090 shares of Common Stock.

(c) Except as described in Item 4 hereof, neither JPMCLP nor Sixty Wall have during the past 60 days, engaged in any transactions in the Common Stock.

Item 6 of the Schedule 13D is hereby amended as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons have any contracts,  arrangements,  understandings
or  relationships   with  Symphonix  or  with  any  other  person  with  respect specifically to the securities of Symphonix, except as set forth below.

The description of the Purchase Agreement set forth in Item 4 hereof is hereby incorporated by reference. As described in Item 4, JPMCLP purchased 2,460,630 shares of Common Stock pursuant to the Purchase Agreement, of which 615,090 shares of Common Stock were subsequently transferred to Sixty Wall. JPMCLP has the right to maintain its percentage interest in the total number of outstanding shares of Common Stock of Symphonix in the event of future sales by Symphonix of additional shares of securities from Symphonix under the terms specified in the Purchase Agreement. As a transferee, Sixty Wall also has the right to maintain its percentage interest in the total number of outstanding shares of Common Stock of Symphonix in the event of future sales by Symphonix of additional shares of securities from Symphonix under the terms specified in the Purchase Agreement.

In addition, in the event that the market price of Symphonix declines, Symphonix may be required to issue additional shares of Common Stock to investors, including JPMCLP and Sixty Wall, at no additional cost to those investors pursuant to a purchase price adjustment. The purchase price adjustment allows the investors, at any time until November 10, 2002, to calculate an adjusted per share purchase price equal to the average closing market price of the common stock as reported on the Nasdaq National Market for the thirty-three (33) consecutive trading days immediately preceding the date of the adjustment. Those investors who desire to participate in this purchase price adjustment will receive additional shares of common stock equal to the difference between the number of shares which each investor could have purchased based on the adjusted per share purchase price at the investor's original investment amount and the number of shares originally purchased. Each investor may participate in a purchase price adjustment only once during the two-year period. A possible consequence of the investors' right to adjust their purchase price is that the investors could, in the aggregate, control a majority of the voting power of Symphonix.

The description contained in this Item 6 of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement which is incorporated by reference herein and is filed as Exhibit A hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


J.P. MORGAN & CO. INCORPORATED


By: /s/ Travis F. Epes                        December 13, 2000
    ---------------------
    Name:  Travis F. Epes
    Title: Managing Director


J.P. MORGAN CAPITAL CORPORATION


By: /s/ James Marriott                        December 13, 2000
    ---------------------
    Name:  James Marriott
    Title: Vice President and Secretary

J.P. MORGAN CAPITAL, L.P.


By: /s/ Martin Friedman                       December 13, 2000
    ---------------------
    Name:  Martin Friedman
    Title: Vice President

SIXTY WALL STREET CORPORATION


By: /s/ James Marriott                        December 13, 2000
    ---------------------
    Name:  James Marriott
    Title: Vice President and Secretary

SIXTY WALL STREET FUND, L.P.

By:  Sixty Wall Street Corporation,
     Its General Partner


By: /s/ James Marriott                        December 13, 2000
    ---------------------
    Name:  James Marriott
    Title: Vice President and Secretary

                                   SCHEDULE A


I.  Sixty Wall Street Corporation; 60 Wall Street, New York, NY 10260

John A. Mayer, Jr.; President; Chief Executive Officer and Director

Thomas B. Ketchum; Director

Ramon de Oliveira; Director, French citizen

Michael E. Patterson; Director

James P. Marriott; Vice President and Secretary

John Fullerton; Managing Director

Stephen Skoczylas; Managing Director

Tira Wannamethee; Managing Director

Francisco Churtichaga; Vice President

Marc D. Johnson; Vice President

J. Edmund Colloton; Vice President

Lisa M. Dreyer; Vice President and Asst. Secretary

Cheryl Eustace; Vice President and Asst. Secretary

Irena D. Kaufman; Assistant Secretary

Bee-Ann Benson; Assistant Secretary


II. Sixty Wall Street Fund, L.P.; 60 Wall Street, New York, NY 10260

Sixty Wall Street Corporation, general partner

Please note that all individuals are citizens of the United States unless noted.